Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE Seattle, WA 98105 USA Direct: (206) 522-2256 E-mail: tpuzzo@puzzolaw.com

January 6, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Momentum Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed October 8, 2021 File No. 333-257302

Dear Sir or Madam:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 29, 2021.  Amendment No. 4 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR January 6, 2022.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 4 to the Form S-1.

Amendment No. 3 to Registration Statement on Form S-1 filed October 8, 2021

Prospectus Summary, page 5

1. Please provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed, including those earnings transferred under the Cooperation Agreement by Gagfare Limited to JJ Explorer Tours Limited, a Hong Kong corporation controlled by your chief executive officer, as you discuss on page 33. State whether any transfers, dividends, or distributions have been made to date, including the transfers to JJ Explorer Tours Limited.

Company response: Pursuant to the Cooperation Agreement, dated February 1, 2016, by and between Gagfare Limited, a Hong Kong corporation and wholly owned subsidiary of the Company, and JJ Explorer Tours Limited, a Hong Kong corporation (“JJ Explorer”), controlled by our chief executive officer, JJ Explorer develops and maintains website and mobile application platforms the Company uses in the operation of its business in exchange for 50% of the net earnings the Company earns through its Gagfare website and mobile application platforms for a term of five years, to be expired on January 31, 2021.  For the years ended December 31, 2020 and 2019 and for the nine months ended September 30, 2021, the Company did not pay or transfer any cash to JJ Explorer, because there were no net earnings during the reporting periods.  Hence, no transfers, dividends, or distributions have been made to date, including the transfers to JJ Explorer during the reporting periods.

Permissions under Hong Kong Law and PRC Law, page 7

2. We note your disclosure that you "are currently not required to obtain permission from any of the PRC authorities to operate and issue [y]our common stock to foreign investors," as well as your disclosure that such determination is "subject to the uncertainty of different interpretation . . . ." To provide additional context to investors, please disclose the consequences to you and your investors if you do not receive or maintain any potential approvals required to offer securities to foreign investors. Please also discuss the consequences if you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. To the extent that you are required to obtain any approvals to offer securities to foreign investors and have not disclosed as such, please discuss such approvals and whether you have received them.

Company response:  In response to this comment, the Company has added disclosure under the heading titled, “Permissions under Hong Kong Law and PRC Law, on page 7.

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Risk Factors

Risks Related to Doing Business in the People's Republic of China, page 16

3. We note from the audit opinion that you have a Malaysia based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please include a risk factor to disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Company response:  In response to this comment, the Company has added a risk factor on page 18.

4. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Company response:  In response to this comment, the Company has added a risk factor on page 18.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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